# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eventnoire, Inc
222 Merchandise Mart Plaza #1212
Chicago, IL 60654
www.eventnoire.com

Up to $1,234,999.35 in Common Stock at $1.07
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Eventnoire, Inc
**Address:** 222 Merchandise Mart Plaza #1212, Chicago, IL 60654
**State of Incorporation:** DE
**Date Incorporated:** September 17, 2017

## Terms:

**Equity**

**Offering Minimum:** $9,999.15 | 9,345 shares of Common Stock
**Offering Maximum:** $1,234,999.35 | 1,154,205 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.07
**Minimum Investment Amount (per investor):** $249.31

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2.5% bonus shares.

Amount-Based Perks:

$1,000+ | Bronze Tier

Early Access to exclusive Eventnoire events

$2,500+ | Silver Tier

Early Access to exclusive Eventnoire events & VIP experiences

$2,500+ | Gold Tier

Early Access to exclusive Eventnoire events plus VIP experiences, and Club Noire

$5,000+ | Platinum Tier

Early Access to exclusive Eventnoire events plus VIP experiences, Club Noire and an Eventnoire NFT,

$10,000+ | Diamond Tier

Early Access to exclusive Eventnoire events plus VIP experiences, Club Noire, an Eventnoire NFT, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

## The Company and its Business

*Company Overview*

Eventnoire, Inc. ("Eventnoire" or the "Company") is the premiere end-to-end event management platform for events that celebrate Black culture. We offer event registration and enable event attendees to purchase tickets for events that are both physical and virtual. Eventnoire drives revenue from 17% service fees for paid transactions, advertising revenue, and services to event curators. We will also offer a subscription-based membership for event organizers who want to participate in our revenue share program and receive a % of their ticket fees as commission for using Eventnoire.

Eventnoire is a C-corp headquartered in Illinois with plans to expand globally to be the worldwide gateway for cultural events and experiences.

EventNoire, Inc. is a C-corp organized under the laws of the state of Delaware that provides software solutions, marketing services, sponsorship support for event planners for online event registration, event management, mobile apps for events, e-mail marketing, sms marketing, and seamless event ticketing process for attendees that also enables speedier payouts for its ecosystem of over 2,000 event curators throughout the country. The Company's business model consists of a fee-for-service model, an advertising model, and a subscription model focused on culturally relevant event curators. Our platform is mainly used in the US but has been used globally at venues, festivals, and private events like Hyde Park Summer Festival in Chicago, Howard Homecoming in DC, Forbes The Culture curators, DJ Envy's Annual Car show, etc.

Reasons to invest: include the large/rapid growth of our event ticketing category; sales doubling in 2022, the leverage of our founders' industry knowledge/network; our impressive traction, and consistent revenue growth; among many other reasons.

*Competitors and Industry*

**Industry & Competitors**

The online ticketing industry is estimated to be valued at $94.9 billion by 2027, registering a CAGR of 7, and is led by competitors such as Live Nation, Eventbrite, Splashthat, and Brown Paper Tickets. Some brands in the U.S. spend over $3 billion per year in media to target Black consumers, who typically over-index in a number of consumer categories.

*https://www.globenewswire.com/news-release/2022/03/18/2405895/0/en/Online-Event-Ticketing-Market-Growth-Trends-COVID-19-Impact-and-Forecasts-2022-2027.html*

*https://about.att.com/newsroom/2021/black_owned_businesses_commitment.html*

As general market platforms have become oversaturated and consumers grow tired of the current monopolies in place, Eventnoire uniquely provides access to culturally relevant events for lovers of Black culture to easier navigate the event landscape to find events that are tailored to their needs. Eventnoire also empowers event planners and curators by offering services that close knowledge gaps and help them scale their businesses while democratizing brand partnerships.

*https://www.statista.com/outlook/dmo/eservices/event-tickets/worldwide*

*https://access.intix.org/Full-Article/online-ticketing-to-reach-68-billion-by-2025-primarily-due-to-mobile-growth*

Our sizable market is 40 million people in the U.S. Black Diaspora. Eventnoire is focused on the $31 billion that Black consumers spend on events annually. The online ticketing industry will grow to $68 billion by 2025. We seek to attain a quarter percent over the next five years.

*https://www.businesswire.com/news/home/20190430005568/en/The-Global-Market-for-Online-Event-Ticketing-2018-2025-A-68-Billion-Opportunity-by-2025---ResearchAndMarkets.com*

*Current Stage and Roadmap*

**Current Stage**

Eventnoire has an active product in the market and has processed well over $3.6 million in event revenue since last year in over 21 markets including most major cities in the U.S. and internationally in Lagos, Nigeria and in Accra, Ghana. We have over 2,000 event curators in our pipeline and 200,000 event attendees who have registered for an event on Eventnoire.

**Roadmap**

This year, we are strategically focused on securing exclusive partnerships with venues, festivals, and curators. We're also planning on rolling out Eventnoire Premium, a subscription-based service to help event curators scale their business, in Q2 or Q3 of 2023.

We intend to drive additional dollars from sponsorships revenue and event revenue for signature events in the future.

## The Team

### Officers and Directors

**Name:** Oluwafemi (Femi) L. Masha

Oluwafemi (Femi) L. Masha's current primary role is with Dentons. Oluwafemi (Femi) L. Masha currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** September, 2017 - Present
  **Responsibilities:** Heading up operations and assisting with strategy implementation, corporate structure, and corporate governance. Officer does not take a salary.

- **Position:** Board Director
  **Dates of Service:** September, 2017 - Present
  **Responsibilities:** Managing the business and affairs of the company

Other business experience in the past three years:

- **Employer:** Pyramid Solutions & Marketing, Inc.
  **Title:** VP
  **Dates of Service:** May, 2011 - Present
  **Responsibilities:** strategy and planning while working 10-15 hours a week

Other business experience in the past three years:

- **Employer:** Dentons
  **Title:** Managing Associate
  **Dates of Service:** January, 2022 - Present
  **Responsibilities:** Trial lawyer working 10-15 hours a week

Other business experience in the past three years:

- **Employer:** Husch Blackwell
  **Title:** Associate
  **Dates of Service:** January, 2019 - December, 2021
  **Responsibilities:** IP Attorney

**Name:** Onyewuchi (Jeffrey) J. Osuji

Onyewuchi (Jeffrey) J. Osuji's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** September, 2017 - Present
  **Responsibilities:** Oversee strategy, hiring, and execution of strategic plan while working 50 hours a week. Recieves a salary of $50,000.

- **Position:** Board Director
  **Dates of Service:** September, 2017 - Present
  **Responsibilities:** Managing the business and affairs of the company

Other business experience in the past three years:

- **Employer:** Pyramid Solutions & Marketing, Inc.
  **Title:** President
  **Dates of Service:** May, 2011 - Present
  **Responsibilities:** event planning and sponsorship sales requiring minimal time worked

Other business experience in the past three years:

- **Employer:** MD Newsline, Inc.
  **Title:** Principal
  **Dates of Service:** October, 2019 - Present
  **Responsibilities:** Strategy and advisory working about 3 hours a week

Other business experience in the past three years:

- **Employer:** 1871
  **Title:** Entrepreneur In Residence
  **Dates of Service:** May, 2022 - Present
  **Responsibilities:** Help facilitate the BLK Tech Founders Accelerator and support early-stage tech startups along their journey working 5 hours a week

Other business experience in the past three years:

- **Employer:** Kale Realty
  **Title:** Real Estate Agent
  **Dates of Service:** July, 2019 - Present
  **Responsibilities:** assist buyers with purchasing and selling real estate working 2 hours a week

Other business experience in the past three years:

- **Employer:** Osuji Enterprises
  **Title:** CEO
  **Dates of Service:** July, 2019 - Present
  **Responsibilities:** Oversee holding company for real estate that requires very limited time

Other business experience in the past three years:

- **Employer:** BlackDoctor, Inc.
  **Title:** National Advertising Director
  **Dates of Service:** September, 2011 - November, 2019
  **Responsibilities:** Led advertising sales initiatives

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

***Uncertain Risk***
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

***Our business projections are only projections***
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the event management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, providing a platform for event management. Our revenues are therefore dependent upon live events occurring.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a

prototype for our Eventnoire Premium Services. Delays or cost overruns in the development of Eventnoire Premium and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The common stockthat an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*We are an early stage company and have not yet generated any profits*
Eventnoire, Inc. was formed on October4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eventnoire, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eventnoire Premium is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

*We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eventnoire, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eventnoire, Inc. could harm our reputation and materially negatively impact our financial condition and business.

*The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility*
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

*Seasonality*
Events and leisure activity are seasonal and this can impact revenue volatility and seasonality.

*Events restrictions*
Events and the event industry can be heavily impacted by government regulations and pandemics.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Onyewuchi J. Osuji | 3,000,000 | Common Stock | 31.97% |
| Oluwafemi L. Masha | 3,000,000 | Common Stock | 31.97% |

## The Company's Securities

The Company has authorized Common Stock, SAFE NOTES, SAFE NOTES, SAFE NOTES, CONVERTIBLE NOTE, and CONVERTIBLE NOTE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,154,205 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 9,382,591 outstanding.

*Voting Rights*

1 vote per share

*Material Rights*

The total amount outstanding includes 451,430 shares to be issued pursuant to stock option and RSUs issued and outstanding

***SAFE NOTES***

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

**Amount outstanding:** $67,500.00
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $10,000,000.00
**Conversion Trigger:** QUALIFIED ROUND

*Material Rights*

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

*SAFE NOTES*

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

**Amount outstanding:** $163,500.00
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $5,000,000.00
**Conversion Trigger:** QUALIFIED ROUND

*Material Rights*

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

*SAFE NOTES*

The security will convert into Equity and the terms of the SAFE NOTES are outlined below:

**Amount outstanding:** $90,000.00
**Interest Rate:** 0.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $6,000,000.00
**Conversion Trigger:** QAULIFIED ROUND

*Material Rights*

The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares.

During a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

*CONVERTIBLE NOTE*

The security will convert into Equity and the terms of the CONVERTIBLE NOTE are outlined below:

**Amount outstanding:** $100,000.00
**Maturity Date:** July 23, 2023
**Interest Rate:** 5.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $3,000,000.00
**Conversion Trigger:** QUALIFIED ROUND

*Material Rights*

The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $3M divided by the total number of the Company's outstanding shares.

*CONVERTIBLE NOTE*

The security will convert into Equity and the terms of the CONVERTIBLE NOTE are outlined below:

**Amount outstanding:** $500,000.00
**Maturity Date:** October 01, 2024
**Interest Rate:** 8.0%
**Discount Rate:** 20.0%
**Valuation Cap:** $6,000,000.00
**Conversion Trigger:** QUALIFIED ROUND

*Material Rights*

The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $6M divided by the Company's fully-diluted capital.

## What it means to be a minority holder

As a minority holder of Eventnoire, Inc. of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $73,100.00
  **Number of Securities Sold:** 1,631,795
  **Use of proceeds:** Funding operations
  **Date:** July 23, 2020
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** SAFE
  **Final amount sold:** $280,000.00
  **Use of proceeds:** Funding operations
  **Date:** May 20, 2020
  **Offering exemption relied upon:** 506(c)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 451,430
  **Use of proceeds:** CTO
  **Date:** October 15, 2020
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $100,000.00
  **Use of proceeds:** Techstars funding operations
  **Date:** July 23, 2021
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $500,000.00
  **Use of proceeds:** funding operations and hiring
  **Date:** October 12, 2022
  **Offering exemption relied upon:** 506(c)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

**Revenue**

Revenue for fiscal year 2020 was $56,612 compared to $111,069 in fiscal year 2021.

Eventnoire's revenue has seen strong growth due to the increasing number of event curators and total GMV as well as larger events/partnerships being hosted on our platform.

**Cost of sales**

Cost of Sales for fiscal year 2020 was $41,216 compared to $105,401 in fiscal year 2021.

This increase was largely due to adding salespeople

**Gross margins**

Gross margins for fiscal year 2020 were $15,396 compared to $5,667 in fiscal year 2021.

This was due to increased expenses.

**Expenses**

Expenses for fiscal year 2020 were $62,494 compared to $180,581 in fiscal year 2021.

This increase was also mainly due to adding salespeople.

**Historical results and cash flows:**

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because our industry continues to grow and we are continuing to secure festival partnerships in the future.

Past cash was primarily generated through sales and revenue from our ticketing service. Our goal is to grow revenue by focusing on developing partnerships with the organizers of large events (music festivals, conferences, etc.) and monetizing its proprietary data. Eventnoire is targeting $550K in revenue and $1.9M in revenue for 2023 via online ticket revenue and advertising partnerships.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of December 2021, the Company has capital resources available in the form of $323,733 cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these**

**funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations.

These funds are required to launch an advertising sales team, optimize event discovery, scale to 1mm users, secure more venue partnerships, etc.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 54% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $25,000 for expenses related to employee wages and advertising.

The minimum amount of $10,000 would allow us to hire an additional sales account manager to drive sales and a potential technology marketer that can help us with the software side sales.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 49 months. This is based on a current monthly burn rate of $25,000 for expenses related to employee wages and ads.

In addition, we would hire a full-time CTO to help develop our tech backend and file our patent for our proprietary event software engagement platform.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has contemplated additional future sources of capital including venture capital from VC firms and/or grants.

## Indebtedness

- **Creditor:** Government (EIDL - Economic Injury and Disaster Loan)
  **Amount Owed:** $183,800.00
  **Interest Rate:** 3.75%
  **Maturity Date:** June 30, 2050

## Related Party Transactions

- **Name of Entity:** Oluwafemi Masha & Onyewuchi Osuji
  **Relationship to Company:** Directors, Officers, and 20%+ shareholders
  **Nature / amount of interest in the transaction:** The Company loaned money to some of its shareholders bearing no interest with maturity upon demand. The total ending balance of this receivable was $33,163 as of December 31, 2021.
  **Material Terms:** No interest and maturity upon demand.

## Valuation

**Pre-Money Valuation:** $10,039,372.37

**Valuation Details:**

Eventnoire has analyzed several factors to determine its own pre-money valuation:

**The Company's Early Success**

Impressive Traction: Eventnoire has achieved impressive traction and consistent growth. Eventnoire experienced over 20x growth in GMV from February '21 to February '22, growing from ~$10K per month to reaching over ~$200K. Since February of 2022, GMV has continued to grow, with +3x growth going from ~$200K in February to over ~$885K in June. Growth in June and July was largely driven by a few large events, in particular the Hyde Park Summer Fest. Expect revenue to grow at a strong pace due to seasonal growth and the ability to continue to win partnerships with large conferences and festivals in 2023.

**Revenue Generation & Growth**

Revenue Growth: Eventnoire plans to grow revenue by focusing on developing partnerships with the organizers for large events (music festivals, conferences, etc.) and monetizing its proprietary data. Eventnoire has generated approximately $200K in LTM sales and continues to show consistent YoY growth. For 2023, management is targeting $1.9M in revenue via online ticket revenue and advertising partnerships Comparable companies (event management software and major online ticketing) such as Vivid Seats, Cvent, Eventbrite, Live Nation, etc and their acquisitions of companies at similar stages show that the valuation listed is in line with theirs.

Since last year Feb 2022, our trailing twelve months (TTM) revenue production reached $388,493. Multiplying this amount by an industry multiple of 16.73X, which was taken from a 3rd party source for similar industries in 2023, produces an estimated valuation of $6,499,487.89. This estimate does not consider the recent downward post-Covid trends for many industries affected by the pandemic. Nor does the estimate take into about additional factors that support Eventnoire's continued growth.

In addition to consistently growing revenue since inception, we have added 5757 event organizers that have signed up on our platform since around the same time last year, 2022.

In relation to the revenue growth, the number of tickets sold from February '22 to February '23 shows 216K tickets which is 4X compared to the previous year between Feb '21 to Feb '22. This growth is in alignment with the number of orders showing a 3.4X growth (137K - 40K orders) within the same time period.

In 2022 we increased our take rate on ticketing fees which will increase our revenue take by nearly 20% this year which will also add to the bottom line and our valuation moving forward.

Due to a post-COVID rise in event attendance and rising cost in event ticket fees, ticket platforms are seeing record-high growth in revenue, and the overall ticketing industry is growing at an alarming rate. Market Watch recorded in a report published last month that the online ticketing market revenue will continue to witness a huge rise in revenue through 2027.

Eventnoire witnessed 150% growth and recorded its highest revenue in February at over $72,000 which is over 300% growth YOY. This growth combined with additional revenue streams being added to ticketing fees (brand partnerships and subscriptions) in 2023 account for the increase in valuation from $6MM to $10MM.

We are also reaching over 250,000 consumers with an LTV or $40 which supports our $10MM valuation. Lastly, our CTO has joined full-time along with a partnerships lead who recently worked with the NFL. Lastly, True Tix raised $5 Million in their seed round last year which placed them at a valuation higher than $15MM and perhaps close to $25MM.

*https://www.equidam.com/ebitda-multiples-trbc-industries/*

*https://www.marketwatch.com/press-release/online-event-ticketing-market-2023-will-witness-a-huge-rise-in-revenues-by-2027-with-415-cagr-102-pages-report-2023-02-01*

**Management's Experience and Prior Success**

Both Femi and Jeff have a combined 30 years of experience in the event production and entertainment industry. Starting in college we built an event promotion and production company from college and grew the business to an annual gross revenue generating company of about $400,000/year.

**Fully-Diluted Outstanding Shares**

Eventnoire currently has 9,382,591 fully-diluted shares outstanding. Multiplying this amount by the price per share of $1.07 produces a pre-money valuation of $10,039,372.37.

**Conclusion**

Based on the analysis above, Eventnoire believes that its pre-money valuation of 10,039,372.37 is accurate.

*Disclaimers*

*The Company set its valuation internally, without a formal-third party independent evaluation.*

*The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.*

*The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $600,000.00 in Convertible Notes outstanding and $321,000.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Premium StartEngine fee*
  94.5%
  Premium StartEngine fee

If we raise the over allotment amount of $1,234,999.35, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  31.0%
  Eventnoire has organically built a pipeline of thousands of event curators and will invest in marketing to grow its consumer/event attendee base to over

1,000,000 event attendees. This will enable Eventnoire to drive $2 million annually in advertising sales revenue.

- *Company Employment*
  33.0%
  Eventnoire will hire an account manager and senior sales manager to drive sales revenue via ticketing partnerships with venues and event planners as well as a full time engineer for product updates.

- *Working Capital*
  30.5%
  Eventnoire requires working capital to operate and will use a portion of proceeds in order to move the company's strategy forward. Working capital will be applied to day to day expenses which includes paying taxes, staff, and servicing advertising partnerships.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eventnoire.com (under investor relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/eventnoire

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eventnoire, Inc

*[See attached]*

Eventnoire, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Eventnoire, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 29, 2022
*Vincenzo Mongio*

## Statement of Financial Position

| | As of December 31, | |
|---|---|---|
| | 2021 | 2020 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 323,723 | 28,701 |
| Loans Receivable - Related Party | 33,163 | - |
| Total Current Assets | 356,886 | 28,701 |
| TOTAL ASSETS | 356,886 | 28,701 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Long-term Liabilities | | |
| Future Equity Obligations (SAFE Notes) | 161,000 | 26,000 |
| Convertible Note | 100,000 | - |
| Fixed Percentage Convertible Equity Option | 20,000 | - |
| EIDL | 169,800 | 47,700 |
| Total Long-Term Liabilities | 450,800 | 73,700 |
| TOTAL LIABILITIES | 450,800 | 73,700 |
| EQUITY | | |
| Common Stock | 776 | 776 |
| Additional Paid in Capital | 102,377 | 102,377 |
| Accumulated Deficit | (197,066) | (148,152) |
| Total Equity | (93,914) | (44,999) |
| TOTAL LIABILITIES AND EQUITY | 356,886 | 28,701 |

## Statement of Operations

| | Year Ended December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Revenue | 111,069 | 56,612 |
| Cost of Revenue | 105,401 | 41,216 |
| Gross Profit | 5,667 | 15,396 |
| Operating Expenses | | |
| General and Administrative | 180,581 | 62,494 |
| Total Operating Expenses | 180,581 | 62,494 |
| Operating Income (loss) | (174,914) | (47,098) |
| Other Income | | |
| Interest Income | - | - |
| Other | 126,000 | 1,000 |
| Total Other Income | 126,000 | 1,000 |
| Provision for Income Tax | - | - |
| Net Income (loss) | (48,914) | (46,098) |

## Statement of Cash Flows

| | Year Ended December 31, 2021 | 2020 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (48,914) | (46,098) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | - | - |
| Net Cash provided by (used in) Operating Activities | (48,914) | (46,098) |
| INVESTING ACTIVITIES | | |
| Loans Receivable - Related Party | (28,163) | - |
| Net Cash provided by (used by) Investing Activities | (28,163) | - |
| FINANCING ACTIVITIES | | |
| Future Equity Obligations (SAFE Notes) | 130,000 | 26,000 |
| Convertible Note Proceeds | 100,000 | |
| Fixed Percentage Convertible Equity Agreement Proceeds | 20,000 | |
| EIDL Proceeds | 122,100 | 47,700 |
| Net Cash provided by (used in) Financing Activities | 372,100 | 73,700 |
| Cash at the beginning of period | 28,701 | 1,099 |
| Net Cash increase (decrease) for period | 295,023 | 27,602 |
| Cash at end of period | 323,723 | 28,701 |

## Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/1/2020 | 8,281,725 | 776 | 102,377 | (102,054) | 1,099 |
| Restricted Stock Grant | 20,443 | - | - | - | - |
| Nonqualified Stock Option Award | 451,430 | - | - | - | - |
| Net Income (Loss) | - | - | - | (46,098) | (46,098) |
| Ending Balance 12/31/2020 | 8,753,598 | 776 | 102,377 | (148,152) | (44,999) |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net Income (Loss) | - | - | - | (48,914) | (48,914) |
| Ending Balance 12/31/2021 | 8,753,598 | 776 | 102,377 | (197,066) | (93,914) |

Eventnoire, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Eventnoire, Inc. ("the Company") was formed in Delaware on September 19th, 2017. The Company offers software solutions to event planners for online event registration, venue selection, event management, mobile apps for events, and e-mail marketing. The Company generates revenue by charging a percentage of the ticket fees.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company derives its revenues primarily from ticketing services. The Company's customers are event creators who use the Company's platform to sell tickets and market events to attendees. The Company's service provides a platform to the event creator and attendee to transact. The Company's performance obligation is to facilitate and process that transaction and issue the ticket, and revenue is recognized by the Company when the ticket is sold. The amount that the Company earns for its services is generally fixed which consists of a percentage-based fee per ticket. As a result, the Company records revenue on a net basis related to its ticketing service fees.

Other Income

In 2020 and 2021, the Company received grants from the Small Business Administration and PepsiCo Foundation in the total respective amounts of $1,000 and $126,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In December 2017, the Company entered into a Restricted Stock Grant Agreement with its Chief Technology Officer for a total of 1,600,000 shares of Common Stock in exchange for services to the Company. Half of these shares were granted upon execution of this agreement, and the remaining half will be granted upon the first to occur (1) the Company's app and web platform obtaining an aggregate total of 2,000 users, or (2) the Company reaching $20,000 in gross income. This agreement was subject to the CTO maintaining a qualifying relationship with the Company. In April 2021, the Company entered into a Share Adjustment Agreement following the CTO's resignation. Therefore, of the 800,000 vested granted shares of Common Stock, the CTO agreed to forfeit 275,000 and retain 525,000 vested granted shares, or approximately 6% of the fully diluted capitalization of the Company.

In July 2020, the Company entered into a Restricted Stock Grant Agreement with a third party for a total of 20,443 shares of Common Stock in exchange for services to the Company. Half of these shares will be granted one year after the execution of this agreement, and the remaining shall begin vesting one month after the anniversary at a rate of 1/24th every month thereafter. This agreement is subject to the third party maintaining a qualifying relationship with the Company.

In October 2020, the Company granted a service provider the right to purchase shares of Common Stock via a stock option award. The maximum aggregate number of shares that may be issued under the Company's Stock Plan is 451,430 shares at an exercise price of $0.06 per share. So long as the service provider's status with the Company does not terminate, half of the vesting shares shall vest on December 31, 2020, and an additional 1/36th of the vesting shares shall vest on the last day of each month thereafter. The Company's management performed a Black-Scholes

Model calculation and determined that these options have no value. 238,255 and 309,313 options were vested as of December 31, 2020 and 2021, respectively, with 142,116 remaining unvested.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2021, the Company loaned money to some of its shareholders bearing no interest with maturity upon demand. The total ending balance of this receivable was $33,163 as of December 31, 2021.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND LONG-TERM DEBT

In July 2021, the Company entered into a convertible note agreement of $100,000 for the purposes of funding operations. The interest on the note was 5%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in 2023. The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $3M divided by the total number of the Company's outstanding shares.

In July 2021, the Company entered into a fixed percentage convertible equity agreement of $20,000 bearing no interest rate or maturity. The note is convertible into the same class and series of shares during a qualified equity financing or change of control event in a manner that the holder receives 6% ownership of the Company's fully diluted capital stock.

In June 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) of $47,700 with an interest rate of 3.75% and a maturity date of June 2050. In July 2021, this loan agreement was amended to increase the total principal balance to $169,800 with the same interest rate and same maturity date. This loan is secured by all tangible and intangible personal property. The ending balance of this loan was $47,700 and $169,800 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements will convert into shares of the same class and series of stock during a qualified equity financing event at a rate equal to the SAFE purchase price divided by either (i) the SAFE purchase price, or (ii) the price per share sold in the equity financing multiplied by 80%, whichever calculation results in the greater number of shares. Alternatively, during a qualified liquidity event, the agreements provide the holder an option to receive either (i) a cash payment equal to the SAFE purchase price, or (ii) a number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price. Each agreement is subject to a valuation cap of $5M - $10M.

Debt Principal Maturities 5 Years Subsequent to 2021

| Year | Amount |
|---|---|
| 2022 | 3,960 |
| 2023 | 104,111 |
| 2024 | 4,268 |
| 2025 | 4,431 |
| 2026 | 4,600 |
| Thereafter | 148,430 |

*The SAFE agreements and fixed percentage convertible equity agreement mature during a qualified equity financing or liquidity event which can occur in any year.

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 8,753,598 shares were issued and outstanding as of 2020 and 2021.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 29, 2022, the date these financial statements were available to be issued.

In 2022, the Company raised an additional $57,500 in the form of SAFE agreements with identical terms as those disclosed above (please see “Debt” note).

In October 2022, the Company entered into a convertible note agreement of $500,000 for the purposes of funding operations. The interest on the note was 8%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity in October 2024. The note is convertible into the same class and series of shares during a qualified equity financing or change of control event at a conversion price equal to the lesser of (i) the price per share sold at the equity financing event multiplied by 80%, or (ii) the price equal to the quotient of the valuation cap of $6M divided by the Company’s fully-diluted capital.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operations. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 9 – RISKS AND UNCERTAINTIES

### COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Eventnoire is not live or open to the public at this moment.



INVEST IN EVENTNOIRE TODAY!

# The Global Gateway to Cultural Experiences

Eventnoire is an online event management platform that provides end-to-end event management solutions and connects event lovers to immersive cultural experiences. ...
**Show more**

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


eventnoire
WHERE CULTURE & EVENTS INTERSECT

$0 Raised



## REASONS TO INVEST

- Eventnoire is here to eliminate the clutter of oversaturated, uncultured platforms, and reward event curators and creatives for pushing the culture forward.

- There are over 47 Million back people in the U.S. who over index when it comes to setting the trends in fashion, sports, music, and entertainment. This group also will have an estimated $1.8 Trillion in buying power by 2024. But the opportunity is bigger than the Black community with culture influencing every aspect of society, every demographic, and every race. Due to the lack of culturally relevant events, paired with post-pandemic growth in the event industry - we are carving out a niche in the $94 Billion global ticketing industry.*

- We are in over 21 markets globally, have worked with over 2,200 event partners, processed over $4.6 Million in transactions, and won first place in Mountain Dew's 2021 Real Change Opportunity Fund Competition and the second annual BLK Tech Pitch Competition hosted by 1871.

*Market information provided by ________ & GlobeNewswire (source)

**Invest Now**
$1.07 Per Share

| RAISED | INVESTORS |
|---|---|
| $0 | 0 |
| **MIN INVEST** | **VALUATION** |
| $249.31 | $10.04M |

## THE PITCH

*Eventnoire is the premiere event platform for event planners, organizations, and marketers that celebrate and embrace culture. Our team is equipped with MBAs, J.D.'s, eventrepreneurs, web developers, and more than 50 years of combined event management experience. We deeply understand the event ticketing industry, and what Black curators want in this space. We have worked with 2,000+ event organizers and processed over $4 Million in transactions via our platform. We have generated $400k+ in ticket fees and recycled tens of thousands of dollars into organizations and event hosts supporting the Black community.*

## Eventnoire: Where Culture & Events Intersect

Culture is one of the most powerful forces known to man. Bringing people together from all backgrounds, celebrating our differences, and building community is at the core of our mission, at Eventnoire.

Our co-founders, Jeff Osuji Femi Masha, created Eventnoire after identifying the need for a platform where individuals can easily discover and navigate entertainment opportunities that embrace Black people and culture.

Eventnoire offers software solutions for event registration, event management, mobile apps for events, and email marketing. Our unique platform serves as a resource for event hosts to monetize their influence and receive commissions from ticket fees.


THE EVENT PLATFORM
THAT SPEAKS FOR THE
CULTURE
2K+ event partners
$4M in transactions processed
$400K+ generated in ticket fees
$20K recycled into orgs & hosts supporting the Black community
eventnoire
WHERE CULTURE & EVENTS INTERSECT
YOUR NEW ADVENTURE STARTS HERE

THE PROBLEM & OUR SOLUTION

### Eventnoire offers end-to-end event management solutions that support the creator community as well as community orgs and will connect brands to unique sponsorship opportunities.

Our co-founders are veteran event organizers. They discovered that it can be extremely difficult to be profitable when hosting events, and that most ticketing platforms collect a large portion of the service fee without giving back to the event host. Not to mention, general market media platforms fail to understand how people of color uniquely navigate the event landscape based on issues that face our community.


eventnoire
HELPS LOVERS OF
BLACK CULTURE
FIND CULTURALLY
RELEVANT EVENTS

Eventnoire has capitalized on these shortcomings in the market filling a white space. We aim to change the industry for individuals and organizations that have a keen focus on connecting the world and Black diaspora to Black culture-centric events. We have created a culturally immersive space for lovers of the culture to discover life changing experiences, and reward event curators by recycling ticketing fees into our community.


eventnoire
BENEFITS
CONSUMERS
ORGANIZERS
&
Consumers find culturally relevant events with ease
Event organizers monetize events seamlessly

Our business model is simple - Eventnoire collects 17% for all paid transactions on our platform. In 2023 we plan to roll out media offerings brands and organizations through Eventnoire Premium. Eventnoire Premium is under development, but our vision is that this will be a subscription-based offering to support our event curators, with white glove services and sponsorship support.


eventnoirehq
eventnoire
KEKE PALMER LAUNCHES DIGITAL PLATFORM FOR CREATOR
View insights
BUSINESS MODEL
17%
Ticketing Fees
Eventnoire collects a 17% fee on paid transactions
$3B
Advertising
$3B is spent by brands to reach Black consumers annually & we are pursuing brand partnerships
$99
Subscriptions
Eventnoire we earn subscription-based rev. by offering white glove services for managing events

**Advertising and subscription plans are currently under development, and are not yet part of the services Eventnoire is offering*

THE MARKET & OUR TRACTION

## We are creating a niche in the global market for online event ticketing that is estimated to reach ~$94 Billion by 2025*

Due to the lack of access to culturally relevant events, paired with post-pandemic growth in the event industry, we are carving out a niche in the global ticketing industry, which is growing at 7% CAGR (source). Additionally, the event management platform market size has been valued at $31.23 Billion in 2022, expecting to reach $60.01 Billion by 2028 (source).

There are over 40 million people in the U.S. Black Diaspora, and Eventnoire is focused on the $31 Billion that Black consumers spend on events annually.**

Since launching in 2018, Eventnoire has made notable strives of growth in the industry. So far, we have worked with 2,200 event promoters and organizers, have over 200,00 registrants, and we have doubled revenue since last year with expectations to triple in 2023.


WE HAVE PRODUCT-CULTURE FIT
AND WORD IS SPREADING FAST
Oakland
Los Angeles
San Diego
Chicago
Detroit
New York
Philadelphia
Washington DC
Atlanta
Dallas
Houston
Miami
50
power users
21+
markets with events
20x
increase in ticket sales YOY

$4 Million worth of transactions have been executed via our platform, and we have generated $400K+ in ticket fees. Of the revenue we have generated, we have committed to our mission and recycled over $20k+ back into event organizations and Black communities.

Our team won first place in Mountain Dew's Real Change Opportunity Fund Competition through multiple rounds of pitching our business model and concepts. This was judged by DJ Envy, Lala Anthony, and Morgan DeBaun, and has been a significant milestone for our company.

Additionally, Eventnoire has been recognized by the BET Awards, Forbes, Essence, Afrotech, ABC7, and BizBash, and provided ticketing services fort the Hyde Park Summerfest as the Eventnoire app was used for a seamless check-in process for their 20k attendees.


Eventnoire Testimonials
The Social Collective LA is proud to partner with Eventnoire. The ingenuity of this platform provides us with quality event marketing, and a seamless ticketing system to advertise events to our clientele. From one black owned business to another, we're excited to continue to grow our brand and partnership with the support of Eventnoire.
Rob T. & Netra
The Social Collective LA

**The above testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

## PARTNERSHIPS INCLUDE

***Total amount spent by Black consumers is based on research data collected by Eventbrite and the Company's own internal calculations.*

WHY INVEST

## Our Global Vision: Inspire Connection and Camaraderie

Eventnoire is a solution that we believe the world needs. Our platform is creating a safe space in the event sector for Black communities to connect and celebrate. We are setting out to build our company by optimizing our event technology, streamline our sales and marketing, and scale by any means.

Backed by 50+ years of combined event management experience, our team understands what it takes to build a profitable business. We are humble and hungry to deliver on our mission and the success of Eventnoire.

Using our resourcefulness, scrappiness, and grit, we were able to develop and grow this company despite the challenges of the COVID-19 pandemic. Now we are equipped with significant traction, and a niche market sector to carve into: we believe it's only up from here.

Join the movement to make events that embrace culture more accessible to our communities. Invest in Eventnoire!


INVEST IN
EVENTNOIRE,
INVEST IN THE
CULTURE
Politics, Culture & Events: Event...
Menu
eventnoire
Politics, Culture & Events. Eventnoire's CBC Weekend Event Guide
CBC Is Where Politics Meet Culture!

## ABOUT

HEADQUARTERS
**222 Merchandise Mart Plaza #1212**
**Chicago, IL 60654**

WEBSITE
**View Site**

Eventnoire is an online event management platform that provides end-to-end event management solutions and connects event lovers to immersive cultural experiences. Currently in-market with over 200,000 registrants, our platform is for event creators, and organizations that embrace diversity and culture. We also recycle dollars back into community organizations and creators by sharing ticket fees with loyal event organizers which helps realize incremental revenue.

## TEAM



**Femi L. Masha**
**COO, Corporate Secretary, and Board Director**

Serial Entrepreneur with over 12 years of experience in the Event Production and Entertainment Industry.

Femi currently works approximately 40 hours a week in his roles for Eventnoire. He also works as a Vice President for Pyramid Solutions & Marketing and as Managing Associate for Dentons working a combined 25 hours a week in these two roles.



**Jeff (Onyewuchi) Osuji**
**CEO and Board Director**

Serial Entrepreneur with over 15 years of experience in Advertising, Sales, Event Production, and the Entertainment Industry.

Jeffrey currently works approximately 50 hours a week for Eventnoire. He also works as a Principal for MD Newsline 3 hours a week, as Entrepreneur In Residence for 1871 5 hours a week, and as a real estate agent for Kale Realty 2 hours a week. Jeffrey holds positions of President with Pyramid Solutions & Marketing and CEO of Osuji Enterprises which require only a limited amount of his time.



**Josh Mercer**
Head of Marketing

Josh Mercer is an entrepreneur and proud graduate of Howard University www.eventnoire.com. He's a master connector, marketing guru, former teacher, and community leader residing in Chicago, IL. His HBCU connections have already been pivotal to Eventnoire securing event partnerships. He received his undergraduate degree from THE Howard Universiy.



**Hameed Bello**
Technology Lead

Hameed is an experienced corporate technology consultant with over 8 years of experience in managing tech processes and solutions for organizations like Medtronic, PwC, and Alpha Kappa Alpha, Sorority, Inc. He received his undergraduate degree from the University of Illinois at Urbana Champaign in Statistics & Informatics and his Masters Degree in Technology Management



**John Johnson bka John Monopoly**
Head of Entertainment

John Johnson is a music mogul, entrepreneur and Chicago music legend. Affectionately known as John Monopoly, he has his hand in a wide array of business ventures including serving as a liaison for entertainment industry connections for Eventnoire. He is also the chief strategy officer for cannabis brand Village and on the advisory board for gaming platform Gamelancer. He is most popularly known for helping discover and manage acts and influencers like Kanye West, Virgil Abloh, and Don C.

This team has a deep understanding of the event industry and event services. We also have experience managing and selling tech solutions to consumers and corporations on top of entrepreneurship experience that will help us scale this company.

# TERMS

Eventnoire

## Overview

PRICE PER SHARE
**$1.07**

VALUATION
**$10.04M**

DEADLINE
**May 1, 2023**

AMOUNT RAISED
**$0**

## Breakdown

MIN INVESTMENT
**$249.31**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,999.35**

ASSET TYPE
**COMMON**

MIN NUMBER OF SHARES OFFERED
**9,345**

SHARES OFFERED
**Common Stock**

MAX NUMBER OF SHARES OFFERED
**1,154,205**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

| | | |
|---|---|---|
| **Company** | : | **Eventnoire, Inc** |
| **Corporate Address** | : | **222 Merchandise Mart Plaza #1212, Chicago, IL 60654** |
| **Offering Minimum** | : | **$9,999.15** |
| **Offering Maximum** | : | **$1,234,999.35** |
| **Minimum Investment Amount (per investor)** | : | **$249.31** |

**Terms**

| | | |
|---|---|---|
| **Offering Type** | : | **Equity** |
| **Security Name** | : | **Common Stock** |
| **Minimum Number of Shares Offered** | : | **9,345** |

**Maximum Number of Shares Offered** : **1,154,205**

**Price per Share** : **$1.07**

**Pre-Money Valuation** : **$10,039,372.37**

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2.5% bonus shares.

Amount-Based Perks:

$1,000+ | Bronze Tier

Early Access to exclusive Eventnoire events

$2,500+ | Silver Tier

Early Access to exclusive Eventnoire events & VIP experiences

$2,500+ | Gold Tier

Early Access to exclusive Eventnoire events plus VIP experiences, and Club Noire

$5,000+ | Platinum Tier

Early Access to exclusive Eventnoire events plus VIP experiences, Club Noire and an Eventnoire NFT,

$10,000+ | Diamond Tier

Early Access to exclusive Eventnoire events plus VIP experiences, Club Noire, an Eventnoire NFT, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments. Any expense labeled "Travel and Entertainment".

## JOIN THE DISCUSSION

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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

My name is Jeff Osuji, co-founder and CEO of Eventnoire where black culture and events intersect. We are an event management platform with a budding community and connecting social experiences throughout the world.

Culture is a powerful force that has the ability to bring people together from different backgrounds and put them in a place where they can celebrate their differences and build community.

In my 15 years of experience producing events for people of color, my co-founder and I realized that general market event platforms simply miss the mark. Not only was the event ticketing process impersonal, but the platforms are over-saturated and that made it impossible to find culturally relevant events. So we knew there was a huge opportunity for an event platform to create emotional connections with the black community.

The party has started and you guys all are invited! We have over 250,000 users who have registered for an event in over 21 markets and we've more than doubled revenue, We'll finish up this year with just under $300,000. We have product culture fit and we've processed over $4 million dollars on our platform.

We've partnered with brands like LinkedIn, Amazon, Facebook, Microsoft, as well as huge events like the Hyde Park Summer Festival, Nobody's Home Music Festival, and multiple DJ Envy's Car Shows.

We've been featured in Forbes, AfroTech, the #1 hip hop radio show in the country The Breakfast Club, winning 1st place in Mountain Dew's Real Change Opportunity Fund Competition. We are a 2022 recipient of the Google Black Founders' Fund as well as a winner of 1871's BLK Tech Pitch Competition.

So when it comes to our team, no one knows events like we do. Over 60 combined years of event industry experience, hosting events, as well as managing tech solutions for Fortune 500 companies like PWC and Medtronic.

Now, it's time to scale our consumer app and help democratize brand partnerships by connecting brands to our community of influencers and culture creators.

We're building here in Chicago for our Tech Stars company and our vision is to be a global gateway to black culture experiences. So no matter where you are, you can experience black culture and feel celebrated and not just tolerated.

Join supporters and investors like Cast Us, Fifth Star Funds, Subconscious Ventures, Pepsi, Wintrust Ventures, Neuterra Capital, and more, and invest in Eventnoire, where culture and events intersect.

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